UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL GROUP INC.
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Board of Directors
Markel Group Inc.

Plan Administrator and Plan Participants
Markel Group Inc. Retirement Savings Plan
Glen Allen, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of the Markel Group Inc. Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2022.

Asheville, North Carolina
June 14, 2024

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Investments, at fair value:
Mutual funds	$546,159,216	$549,627,309
Markel Group Inc. common stock	176,924,396	166,203,382
Collective investment trust	109,080,684	—
Total investments	832,164,296	715,830,691
Notes receivable from participants	7,158,275	6,748,930
Assets available for benefits	$839,322,571	$722,579,621

See accompanying notes to financial statements.

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2023	2022
Additions to (deductions from) assets attributed to:
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$105,618,126	$(142,563,802)
Interest and dividends	16,706,382	32,493,614
Total net investment income (loss)	122,324,508	(110,070,188)
Contributions:
Employer	27,325,202	23,279,442
Participant	32,318,554	28,261,210
Rollover	5,795,714	8,132,044
Total contributions	65,439,470	59,672,696
Interest income on notes receivable from participants	390,955	297,362
Total additions (deductions)	188,154,933	(50,100,130)
Participant distributions and withdrawals	(71,172,144)	(58,622,054)
Administrative expenses	(239,839)	(118,210)
Net increase (decrease)	$116,742,950	$(108,840,394)
Assets available for benefits:
Beginning of year	$722,579,621	$831,420,015
End of year	$839,322,571	$722,579,621

See accompanying notes to financial statements.

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

a) Basis of Presentation. The accompanying financial statements, which present the assets of the Markel Group Inc. Retirement Savings Plan (the Plan), formerly the Markel Corporation Retirement Savings Plan, and changes in those assets, have been prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP). The Plan is administered by an administrative committee, appointed by Markel Group Inc. (Markel Group) (the Plan Administrator), which is also the issuer of certain securities held pursuant to the Plan. Certain prior period amounts have been reclassified to conform to the current period presentation.

b) Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP may require the Plan Administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

c) Investments. The Plan's investments are held by a trustee-administered trust fund and are stated at fair value. The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation or depreciation in fair value of investments. See note 3 for further details regarding the fair value measurement of the Plan's investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

d) Notes Receivable from Participants. Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest. Interest income is recorded on an accrual basis.

e) Income Taxes. The Plan is in receipt of a favorable determination letter from the Internal Revenue Service (IRS). The IRS determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress.

f) Payment of Benefits. Plan benefits and withdrawals are recorded when paid.

g) Risks and Uncertainties. The Plan invests in a variety of investment securities. Investment securities are exposed to various risks, such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

2. Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

a) General. The Plan is a defined contribution plan covering eligible employees of Markel Group and its participating subsidiaries (the Company). Employees of the Company, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An administrative committee, appointed by the Plan Administrator, is responsible for administering the Plan and overseeing the Plan record keeper who carries out the day-to-day operations of the Plan. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc. (Fidelity Investments).

b) Contributions. The Company currently contributes to the Plan each year, subject to service requirements, an amount equal to 6% of each participant's eligible compensation. The Company also currently contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's eligible compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $22,500 and $20,500 in 2023 and 2022, respectively. In addition, participants who reach age 50 before the close of the plan year can elect to make a "catch-up contribution" to the Plan for the plan year. The amount of the catch-up contribution was limited to $7,500 in 2023 and $6,500 in 2022. One-third of the employer's contributions currently are allocated to Markel Group common stock; however, once the funds are invested in Markel Group common stock, participants can redirect these funds at their discretion. The allocation of participant contributions and the remaining two-thirds of the employer contributions to the various funds is based upon the individual participant's election. Participants may designate all or some of their contributions, including catch-up contributions, as Roth deferrals, which represent after-tax contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of eligible compensation. Employees are also subject to a 1% annual increase in these contributions, up to a maximum contribution rate of 10%. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. Once a year, all active and eligible participants with a 0% deferral election are automatically enrolled at a new contribution rate of 4% of compensation, provided they have not made a 0% deferral election within the preceding six months. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee's age and deemed target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

c) Participant Accounts. Each participant's account is credited with both the participant's and the Company's contributions to the Plan and earnings thereon. The posting of earnings is made on a daily basis.

d) Vesting and Plan Termination. Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company's contributions that have not vested at the time of a participant's withdrawal will be forfeited by the participant and applied to reduce future Company contributions or pay administrative expenses of the Plan. For the years ended December 31, 2023 and 2022, forfeited amounts totaled $798,080 and $791,090, respectively. Forfeitures of $513,434 and $806,193 were used to reduce employer contributions in 2023 and 2022, respectively. In addition, forfeitures of $75,000 were used to pay consulting services for the Plan in 2023. Unused forfeitures were $330,891 at December 31, 2023, which will primarily be utilized to reduce employer contributions in 2024.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company's contributions plus earnings thereon.

e) Payment of Benefits. The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement, as defined by the Summary Plan Description. Benefit payments for the value of the participant's vested account are generally made in a lump sum. Participants may apply to withdraw all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

f) Plan Expenses. Administrative expenses of the Plan are either charged to participants and paid out of Plan assets or paid directly by the Company. Administrative expenses charged to participants and included in administrative expenses in the Statements of Changes in Assets Available for Benefits primarily relate to providing personalized planning and advice, consulting services for the Plan and loan maintenance services. Other administrative expenses, such as audit, legal and trustee fees, are paid directly by the Company and are therefore excluded from these financial statements.

Investment management fees and any other investment-related expenses for each of the mutual funds and the collective investment trust are charged to the operations of the respective investment, and are included in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Assets Available for Benefits. Certain investment-related expenses paid to Fidelity Investments also cover administrative and recordkeeping services provided by Fidelity Investments.

g) Participant Loans. Plan participants may apply to the administrative committee for loans from their vested account balances, subject to terms, conditions, procedures and rules established by the administrative committee. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution to the participant.

h) Investment Options. The Plan offers 26 investment options - Markel Group common stock, a collective investment trust and 24 mutual funds. Participants can change investment options daily, except for Markel Group common stock for which participants may change investment options on a real-time basis.

3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability.

Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

•Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.
•Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.
•Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. All of the mutual funds are registered with the Securities and Exchange Commission. These mutual funds publish their daily net asset value and transact at that price on the open market. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.

Markel Group common stock. Markel Group common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end. This stock is actively traded and categorized as Level 1.

There were no assets classified as Level 2 or Level 3 in the fair value hierarchy at both December 31, 2023 and 2022.

Collective investment trust. The fair value of the collective investment trust is determined using its net asset value, as determined by the Trustee on a daily basis, as a practical expedient to estimate fair value and is not categorized within the fair value hierarchy. The net asset value is based on the fair value of underlying investments held by the collective investment trust. Participant redemptions are generally permitted daily with no restrictions or notice period. There were no unfunded commitments related to the investments as of December 31, 2023.

4. Related Party Transactions

As of December 31, 2023, the Plan owned 124,600 shares of Markel Group common stock, which had a cost basis of $89,811,533 and a fair value of $176,924,396. During 2023, 10,514 shares of Markel Group common stock were purchased at a total cost of $14,531,523 and 12,063 shares, with a cost basis of $9,174,421, were sold for $16,790,673.

As of December 31, 2022, the Plan owned 126,149 shares of Markel Group common stock, which had a cost basis of $84,454,431 and a fair value of $166,203,382. During 2022, 11,726 shares of Markel Group common stock were purchased at a total cost of $15,069,837 and 12,014 shares, with a cost basis of $8,630,346, were sold for $15,449,326.

Of the mutual funds held by the Plan, 22 are managed by Fidelity Investments, an affiliate of the Trustee, who is a party-in-interest. The collective investment trust is managed by the Trustee, who is a party-in-interest.

Loans to Plan participants, which are considered parties-in-interest, were granted throughout 2023 and 2022 as part of normal Plan operations.

Supplemental Schedule

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Number of Shares or Units, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Markel Group Inc.*	124,600 shares of Markel Group Inc. common stock, cost of $89,811,533	$176,924,396

Collective Investment Trust:
Fidelity Management Trust*	3,242,589 shares of Fidelity Contrafund Commingled Pool - Class A	109,080,684

Mutual Funds:
Fidelity Investments*	4,948,620 shares of Fidelity Freedom 2030 Fund - Class K6	81,602,738
Fidelity Investments*	7,815,662 shares of Fidelity Freedom 2040 Fund - Class K6	81,517,354
Fidelity Investments*	438,530 shares of Fidelity 500 Index Fund - Premium Class	72,572,321
Fidelity Investments*	4,458,214 shares of Fidelity Freedom 2050 Fund - Class K6	54,301,050
Fidelity Investments*	33,685,348 shares of Fidelity Government Money Market Fund - Institutional Class	33,685,348
Fidelity Investments*	2,255,236 shares of Fidelity Freedom 2020 Fund - Class K6	31,460,547
Fidelity Investments*	2,991,752 shares of Fidelity U.S. Bond Index Fund - Institutional Class	31,203,976
Fidelity Investments*	1,932,018 shares of Fidelity Puritan Fund - Class K6	27,299,411
Fidelity Investments*	337,193 shares of Fidelity Equity-Income Fund - Class K	22,726,832
Fidelity Investments*	278,624 shares of Fidelity Extended Market Index Fund - Premium Class	21,749,417
Fidelity Investments*	599,749 shares of Fidelity Stock Selector Small Cap Fund	20,025,622
Fidelity Investments*	321,795 shares of Fidelity Overseas Fund - Class K	19,355,988
Fidelity Investments*	336,901 shares of Fidelity International Index Fund - Premium Class	15,952,271
Fidelity Investments*	708,741 shares of Fidelity Freedom 2060 Fund - Class K6	9,199,454
John Hancock Investments	248,999 shares of John Hancock Bond Fund - Class R6	3,391,360
Fidelity Investments*	240,923 shares of Fidelity Freedom 2010 Fund - Class K6	3,262,100
Fidelity Investments*	246,348 shares of Fidelity Freedom 2025 Fund - Class K6	3,209,910
Fidelity Investments*	263,540 shares of Fidelity Freedom 2045 Fund - Class K6	3,165,116
Fidelity Investments*	215,033 shares of Fidelity Freedom 2035 Fund - Class K6	3,109,381
Fidelity Investments*	173,813 shares of Fidelity Freedom 2055 Fund - Class K6	2,452,508
J.P. Morgan	96,277 shares of JPMorgan Equity Income Fund - Class R6	2,212,434
Fidelity Investments*	144,693 shares of Fidelity Freedom Income Fund - Class K6	1,506,256
Fidelity Investments*	86,741 shares of Fidelity Freedom 2065 Fund - Class K6	1,033,956
Fidelity Investments*	14,763 shares of Fidelity Freedom 2015 Fund - Class K6	163,866
	Total mutual funds	546,159,216

Participant loans*	Notes receivable from participants with interest rates ranging from 4.25% to 9.50% and maturities ranging from one month to 15 years	7,158,275
	Total assets	$839,322,571

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibit Index

Number	Description

23	Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL GROUP INC. RETIREMENT SAVINGS PLAN

By:	/s/ Susan L. Davies
Susan L. Davies
Administrative Committee Member
Date: June 14, 2024